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                           March 17, 2022

       Sanjay Shukla
       President and Chief Executive Officer
       aTyr Pharma, Inc.
       3545 John Hopkins Court, Suite 250
       San Diego, CA 92121

                                                        Re: aTyr Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2022
                                                            File No. 333-263585

       Dear Mr. Shukla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alexa Ekman